Tel Aviv, October 28, 2009 Our ref: 10479/4007

BY EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Syneron Medical Ltd. Registration Statement on Form F-4

Ladies and Gentlemen:

        On behalf of Syneron Medical Ltd. (the “Company”), we are submitting a registration statement on Form F-4 relating to the registration under the Securities Act of 1933, as amended, of ordinary shares of the Company to be issued pursuant to the merger contemplated by the Agreement and Plan of Merger, dated as of September 8, 2009, among the Company, Syneron Acquisition Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of the Company, and Candela Corporation, a Delaware corporation.

        Please contact the undersigned at +972 (3) 607-4475 with any questions or comments you may have regarding this filing.

Very truly yours, /s/ Perry Wildes Perry Wildes, Adv.

cc:	Fabian Tenenbaum, Chief Financial Officer of the Company Gene Kleinhendler, Adv.

Tel Aviv Office One Azrieli Center, Roung Building Tel Aviv 67021, Israel Tel: 972-3-607.4444 Fax: 972-3-607.4422 law@gkh-law.com www.gkhlaw.com	Jerusalem Office 1 Shmuel Ha'Nagid Street 4th Floor Jerusalem 94592, Israel Tel: 972-2-623.2683 Fax: 972-2-623.6082